UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This current report on Form 6-K was filed in connection with certain changes of senior management team of CooTek (Cayman) Inc. (the “Company”). As part of the management restructuring and following the previously announced appointment of Mr. Jiang Zhu as the Chief Growth Officer of the Company, the Company announces additional changes to its management team.

On April 20, 2020, Ms. Liqin Zhang and Mr. Jian Wang have each submitted resignations from their positions as the chief financial officer of the Company (“CFO”) and the chief technology officer of the Company (“CTO”), respectively, both effective on April 30, 2020. Neither Ms. Liqin Zhang nor Mr. Jian Wang’s resignations involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs. Mr. Jian Wang will continue serving as a director at the Board going forward.

Mr. Kan Zhang will transition his role from Chief Architect of the Company to CTO, effective upon Mr. Jian Wang’s departure. Mr. Kan Zhang will continue serving as the Chairman of the Board going forward.

Mr. Junkai Lin will assume the role of the interim CFO, effective upon Ms. Liqin Zhang’s departure and until a new CFO has been named. Mr. Junkai Lin has been the Company’s financial controller since March 2, 2020. Prior to joining the Company, Mr. Junkai Lin served as the chief financial officer of Mixpace, a coworking space service provider in China, from 2018 to 2020, and the financial director of Fosun Property Holdings Limited, a subsidiary of Fosun International Limited, from 2015 to 2018. From 2009 to 2015, Mr. Junkai Lin worked at KPMG LLP in Delaware, U.S., and KPMG Huazhen LLP, with his last position held as an audit manager at KPMG Huazhen LLP. Mr. Junkai Lin received his bachelor’s degree in management from Fudan University in 2009 and is a member of Chinese Institute of Certified Public Accountants (CICPA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Architect

Date: April 20, 2020